UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of February, 2008.
Comission File Number 001-32535
Bancolombia S.A.
(Translation of registrant’s name into English)
Calle 50 No. 51-66
Medellín, Colombia
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

BANCOLOMBIA ANNOUNCES UNCONSOLIDATED NET INCOME OF PS 47,048 MILLION
FOR THE MONTH OF JANUARY 2008*
Medellín, Colombia, February 13, 2008
Bancolombia S.A. (“Bancolombia”) reported unconsolidated net income of Ps 47,048 million during the past month of January.
During January, total net interest income, including investment securities amounted to Ps 172,295 million. Additionally, total net fees and income from services totaled Ps 60,642 million.
Total assets amounted to Ps 33.20 trillion, total deposits totaled Ps 20.88 trillion and BANCOLOMBIA’s total shareholders’ equity amounted to Ps 5.10 trillion.
BANCOLOMBIA’s (unconsolidated) level of past due loans as a percentage of total loans was 3.02% as of January 31, 2008, and the level of allowance for past due loans was 136.47% as of the same date.
Market Share
According to ASOBANCARIA (Colombia’s national banking association), BANCOLOMBIA’s market share of the Colombian financial system as of January, 2008 was as follows: 19.0% of total deposits, 21.5% of total net loans, 19.8% of total savings accounts, 22.3% of total checking accounts and 14.6% of total time deposits.
* This report corresponds to the unconsolidated financial statements of Bancolombia. The numbers contained herein are subject to review by the relevant Colombian authorities. This information has been prepared in accordance with generally accepted accounting principles in Colombia and is stated in nominal terms.

BANCOLOMBIA S.A.				Growth
BALANCE SHEET	As of			Jan08/Dec07		Annual
(Ps Millions)	Jan-07	Dec-07	Jan-08	$	%	%
ASSETS
Cash and due from banks	1,379,329	2,181,250	2,209,744	28,494	1.31%	60.20%
Overnight funds sold	225,111	1,300,330	1,109,539	-190,791	-14.67%	392.89%
Total cash and equivalents	1,604,440	3,481,580	3,319,283	-162,297	-4.66%	106.88%

Debt securities	4,545,663	3,852,076	3,674,684	-177,392	-4.61%	-19.16%
Trading	2,175,646	1,551,223	1,422,004	-129,219	-8.33%	-34.64%
Available for Sale	1,237,926	1,274,563	1,231,703	-42,860	-3.36%	-0.50%
Held to Maturity	1,132,091	1,026,290	1,020,977	-5,313	-0.52%	-9.81%
Equity securities	894,940	983,796	982,569	-1,227	-0.12%	9.79%
Trading	2,490	8,335	8,921	586	7.03%	258.27%
Available for Sale	892,450	975,461	973,648	-1,813	-0.19%	9.10%
Market value allowance	-44,458	-29,802	-29,844	-42	0.14%	-32.87%
Net investment securities	5,396,145	4,806,070	4,627,409	-178,661	-3.72%	-14.25%

Commercial loans	13,302,274	17,411,943	17,621,710	209,767	1.20%	32.47%
Consumer loans	2,702,960	3,654,977	3,697,606	42,629	1.17%	36.80%
Small business loans	112,106	111,382	110,377	-1,005	-0.90%	-1.54%
Mortgage loans	1,491,166	1,923,883	2,011,694	87,811	4.56%	34.91%
Allowance for loans and financial leases losses	-620,701	-933,933	-963,202	-29,269	3.13%	55.18%
Net total loans and financial leases	16,987,805	22,168,252	22,478,185	309,933	1.40%	32.32%

Accrued interest receivable on loans	191,017	305,561	301,753	-3,808	-1.25%	57.97%
Allowance for accrued interest losses	-8,654	-23,144	-24,418	-1,274	5.50%	182.16%
Net total interest accrued	182,363	282,417	277,335	-5,082	-1.80%	52.08%

Customers’ acceptances and derivatives	157,695	196,565	272,284	75,719	38.52%	72.66%
Net accounts receivable	266,119	403,158	361,950	-41,208	-10.22%	36.01%
Net premises and equipment	367,036	484,625	485,535	910	0.19%	32.29%
Foreclosed assets	14,681	7,656	7,356	-300	-3.92%	-49.89%
Prepaid expenses and deferred charges	32,147	52,271	60,445	8,174	15.64%	88.03%
Goodwill	37,859	12,509	10,204	-2,305	-18.43%	-73.05%
Other	475,378	167,811	170,658	2,847	1.70%	-64.10%
Reappraisal of assets	780,444	1,132,917	1,128,492	-4,425	-0.39%	44.60%

Total assets	26,302,112	33,195,831	33,199,136	3,305	0.01%	26.22%

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
DEPOSITS
Non-interest bearing	4,137,238	5,296,429	4,223,782	-1,072,647	-20.25%	2.09%
Checking accounts	3,761,672	4,816,714	3,918,762	-897,952	-18.64%	4.18%
Other	375,566	479,715	305,020	-174,695	-36.42%	-18.78%

Interest bearing	13,235,170	15,832,665	16,654,620	821,955	5.19%	25.84%
Checking accounts	307,216	515,370	376,123	-139,247	-27.02%	22.43%
Time deposits	3,428,377	4,590,843	4,819,431	228,588	4.98%	40.57%
Savings deposits	9,499,577	10,726,452	11,459,066	732,614	6.83%	20.63%

Total deposits	17,372,408	21,129,094	20,878,402	-250,692	-1.19%	20.18%
Overnight funds	2,027,843	1,164,019	620,896	-543,123	-46.66%	-69.38%
Bank acceptances outstanding	57,385	53,724	72,217	18,493	34.42%	25.85%
Interbank borrowings	967,049	733,986	584,154	-149,832	-20.41%	-39.59%
Borrowings from domestic development banks	681,491	1,551,102	1,548,562	-2,540	-0.16%	127.23%
Accounts payable	488,188	1,287,010	2,079,093	792,083	61.54%	325.88%
Accrued interest payable	121,087	146,134	156,921	10,787	7.38%	29.59%
Other liabilities	257,492	326,911	317,029	-9,882	-3.02%	23.12%
Bonds	678,379	1,625,704	1,588,198	-37,506	-2.31%	134.12%
Accrued expenses	205,589	111,749	257,434	145,685	130.37%	25.22%

Total liabilities	22,856,911	28,129,433	28,102,906	-26,527	-0.09%	22.95%

SHAREHOLDER’S EQUITY
Subscribed and paid in capital	363,914	393,914	393,914	0	0.00%	8.24%

Retained earnings	1,842,946	3,110,017	3,157,065	47,048	1.51%	71.31%
Appropiated	1,811,308	2,305,756	3,110,017	804,261	34.88%	71.70%
Unappropiated	31,638	804,261	47,048	-757,213	-94.15%	48.71%

Reappraisal and others	1,239,320	1,592,129	1,587,748	-4,381	-0.28%	28.11%
Gross unrealized gain or loss on debt securities	(979)	(29,662)	(42,497)	-12,835	43.27%	4240.86%

Total shareholder’s equity	3,445,201	5,066,398	5,096,230	29,832	0.59%	47.92%

Total liabilities and shareholder’s equity	26,302,112	33,195,831	33,199,136	3,305	0.01%	26.22%

BANCOLOMBIA S.A.			Growth			Growth
INCOME STATEMENT	Accumulated		Annual	Month		Month
(Ps Millions)	Jan-07	Jan-08%		Dec-07	Jan-08%
Interest income and expenses
Interest on loans	175,750	273,929	55.86%	270,974	273,929	1.09%
Interest on investment securities	14,612	2,118	-85.51%	20,437	2,118	-89.64%
Overnight funds	3,836	6,054	57.82%	5,650	6,054	7.15%

Total interest income	194,198	282,101	45.26%	297,061	282,101	-5.04%
Interest expense Checking accounts	1,752	1,398	-20.21%	1,409	1,398	-0.78%
Time deposits	19,201	33,952	76.82%	32,016	33,952	6.05%
Savings deposits	28,708	44,744	55.86%	41,853	44,744	6.91%

Total interest on deposits	49,661	80,094	61.28%	75,278	80,094	6.40%
Interbank borrowings	5,151	3,161	-38.63%	3,523	3,161	-10.28%
Borrowings from domestic development banks	3,914	8,616	120.13%	8,344	8,616	3.26%
Overnight funds	6,629	6,075	-8.36%	7,133	6,075	-14.83%
Bonds	4,776	11,860	148.32%	11,887	11,860	-0.23%
Total interest expense	70,131	109,806	56.57%	106,165	109,806	3.43%

Net interest income	124,067	172,295	38.87%	190,896	172,295	-9.74%
Provision for loan and accrued interest losses, net	(13,049)	(33,095)	153.62%	(84,767)	(33,095)	-60.96%
Recovery of charged-off loans	4,999	6,457	29.17%	6,281	6,457	2.80%
Provision for foreclosed assets and other assets	(1,225)	(1,316)	7.43%	357	(1,316)	-468.63%
Recovery of provisions for foreclosed assets and other assets	5,077	5,495	8.23%	10,830	5,495	-49.26%

Total net provisions	(4,198)	(22,459)	434.99%	(67,299)	(22,459)	-66.63%
Net interest income after provision for loans and accrued interest losses	119,869	149,836	25.00%	123,597	149,836	21.23%

Commissions from banking services and other services	6,182	8,735	41.30%	18,817	8,735	-53.58%
Electronic services and ATM’s fees, net	5,894	6,838	16.02%	7,687	6,838	-11.04%
Branch network services, net	7,961	7,639	-4.04%	9,234	7,639	-17.27%
Collections and payments fees, net	7,967	9,992	25.42%	11,305	9,992	-11.61%
Credit card merchant fees, net	2,665	1,287	-51.71%	3,248	1,287	-60.38%
Credit and debit card fees, net	20,442	25,007	22.33%	24,793	25,007	0.86%
Checking fees, net	5,352	5,016	-6.28%	6,370	5,016	-21.26%
Check remittance, net	866	825	-4.73%	959	825	-13.97%
International operations, net	2,788	2,854	2.37%	2,955	2,854	-3.42%
Total fees and other service income	60,117	68,193	13.43%	85,368	68,193	-20.12%

Other fees and service expenses	(6,845)	(7,551)	10.31%	(6,362)	(7,551)	18.69%
Total fees and income from services, net	53,272	60,642	13.83%	79,006	60,642	-23.24%

Other operating income
Net foreign exchange gains	5,889	(46,088)	-882.61%	(24,969)	(46,088)	84.58%
Forward contracts in foreign currency	(5,449)	57,299	-1151.55%	72,294	57,299	-20.74%
Gains(Loss) on sales of investments on equity securities	856	—	*	—	—	0.00%
Gains on sale of mortgage loan	—	—	0.00%	3,464	—	*
Dividend income	29	31	6.90%	(1)	31	-3200.00%
Communication, rent payments and others	132	113	-14.39%	116	113	-2.59%
Total other operating income	1,457	11,355	679.34%	50,904	11,355	-77.69%

Total income	174,598	221,833	27.05%	253,507	221,833	-12.49%
Operating expenses
Salaries and employee benefits	47,339	49,227	3.99%	56,594	49,227	-13.02%
Bonus plan payments	2,270	2,803	23.48%	13,158	2,803	-78.70%
Compensation	2,917	3,061	4.94%	1,590	3,061	92.52%
Administrative and other expenses	56,975	70,097	23.03%	48,295	70,097	45.14%
Deposit security, net	3,527	3,750	6.32%	3,446	3,750	8.82%
Donation expenses	42	35	-16.67%	10,725	35	-99.67%
Depreciation	5,958	6,017	0.99%	6,944	6,017	-13.35%
Total operating expenses	119,028	134,990	13.41%	140,752	134,990	-4.09%

Net operating income	55,570	86,843	56.28%	112,755	86,843	-22.98%
Merger expenses	5,602	—	0.00%	—	—	0.00%
Goodwill amortization	2,305	2,305	0.00%	2,305	2,305	0.00%
Non-operating income (expense)
Other income	6,976	5,844	-16.23%	16,290	5,844	-64.13%
Other expense	(6,657)	(32,218)	383.97%	(5,940)	(32,218)	442.39%
Total non-operating income	319	(26,374)	-8367.71%	10,350	(26,374)	-354.82%
Income before income taxes	47,982	58,164	21.22%	120,800	58,164	-51.85%
Income tax expense	(16,344)	(11,116)	-31.99%	(41,068)	(11,116)	-72.93%

Net income	31,638	47,048	48.71%	79,732	47,048	-40.99%

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: February 13, 2008	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Finance